UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Sears Hometown and Outlet Stores, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

812362101
(CUSIP Number) Janice V. Sharry, Esq. Haynes and Boone, LLP 2323 Victory Avenue, Suite 700 Dallas, Texas 75219 (214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812362101

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,709,603 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,709,603 (1)
	10.	Shared Dispositive Power 5,118,582 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,828,185 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.5% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents shares of Common Stock of the Issuer that may be acquired within 60 days upon the exercise of subscription rights to purchase shares of Common Stock of the Issuer.
(2)	Based upon 23,100,000 shares of Common Stock outstanding as of September 7, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2012 that was filed by the Issuer with the Securities and Exchange Commission on September 10, 2012.

CUSIP No. 812362101

1.	Names of Reporting Persons. ESL Investors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 540,453 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 540,453 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 540,453(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents shares of Common Stock of the Issuer that may be acquired within 60 days upon the exercise of subscription rights to purchase shares of Common Stock of the Issuer.
(2)	Based upon 23,100,000 shares of Common Stock outstanding as of September 7, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2012 that was filed by the Issuer with the Securities and Exchange Commission on September 10, 2012.

CUSIP No. 812362101

1.	Names of Reporting Persons. SPE I Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 423,068 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 423,068 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 423,068 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents shares of Common Stock of the Issuer that may be acquired within 60 days upon the exercise of subscription rights to purchase shares of Common Stock of the Issuer.
(2)	Based upon 23,100,000 shares of Common Stock outstanding as of September 7, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2012 that was filed by the Issuer with the Securities and Exchange Commission on September 10, 2012.

CUSIP No. 812362101

1.	Names of Reporting Persons. SPE Master I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 544,089 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 544,089 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 544,089 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents shares of Common Stock of the Issuer that may be acquired within 60 days upon the exercise of subscription rights to purchase shares of Common Stock of the Issuer.
(2)	Based upon 23,100,000 shares of Common Stock outstanding as of September 7, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2012 that was filed by the Issuer with the Securities and Exchange Commission on September 10, 2012.

CUSIP No. 812362101

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,217,213 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,217,213 (1)
	10.	Shared Dispositive Power 5,118,582 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,335,795 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 62.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents shares of Common Stock of the Issuer that may be acquired within 60 days upon the exercise of subscription rights to purchase shares of Common Stock of the Issuer.
(2)	Based upon 23,100,000 shares of Common Stock outstanding as of September 7, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2012 that was filed by the Issuer with the Securities and Exchange Commission on September 10, 2012.

CUSIP No. 812362101

1.	Names of Reporting Persons. ESL Institutional Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,231 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,231 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,231 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents shares of Common Stock of the Issuer that may be acquired within 60 days upon the exercise of subscription rights to purchase shares of Common Stock of the Issuer.
(2)	Based upon 23,100,000 shares of Common Stock outstanding as of September 7, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2012 that was filed by the Issuer with the Securities and Exchange Commission on September 10, 2012.

CUSIP No. 812362101

1.	Names of Reporting Persons. RBS Investment Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,231 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,231 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,231 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents shares of Common Stock of the Issuer that may be acquired within 60 days upon the exercise of subscription rights to purchase shares of Common Stock of the Issuer.
(2)	Based upon 23,100,000 shares of Common Stock outstanding as of September 7, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2012 that was filed by the Issuer with the Securities and Exchange Commission on September 10, 2012.

CUSIP No. 812362101

1.	Names of Reporting Persons. CRK Partners, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 162 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 162 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 162 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents shares of Common Stock of the Issuer that may be acquired within 60 days upon the exercise of subscription rights to purchase shares of Common Stock of the Issuer.
(2)	Based upon 23,100,000 shares of Common Stock outstanding as of September 7, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2012 that was filed by the Issuer with the Securities and Exchange Commission on September 10, 2012.

CUSIP No. 812362101

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,219,606 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,219,606 (1)
	10.	Shared Dispositive Power 5,118,582 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,338,188 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 62.1% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents shares of Common Stock of the Issuer that may be acquired within 60 days upon the exercise of subscription rights to purchase shares of Common Stock of the Issuer.
(2)	Based upon 23,100,000 shares of Common Stock outstanding as of September 7, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2012 that was filed by the Issuer with the Securities and Exchange Commission on September 10, 2012.

CUSIP No. 812362101

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,338,188 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,219,606 (1)
	10.	Shared Dispositive Power 5,118,582 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,338,188 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 62.1% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents shares of Common Stock of the Issuer that may be acquired within 60 days upon the exercise of subscription rights to purchase shares of Common Stock of the Issuer.
(2)	Based upon 23,100,000 shares of Common Stock outstanding as of September 7, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2012 that was filed by the Issuer with the Securities and Exchange Commission on September 10, 2012.

Item 1. Security and the Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Sears Hometown and Outlet Stores, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is located at 3333 Beverly Road, Hoffman Estates, Illinois 60179.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by ESL Partners, L.P., a Delaware limited partnership (“Partners”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), CRK Partners, L.L.C., a Delaware limited liability company (“CRK LLC”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Partners, Investors, SPE I, SPE Master I, RBS, Institutional, RBSIM, CRK LLC, ESL and Mr. Lampert are collectively defined as the “Reporting Persons.”

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of ESL (the “ESL Director and Officer”). Other than the ESL Director and Officer, there are no persons or corporations controlling or ultimately in control of ESL.

(b) The principal place of business of each of the Reporting Persons is 1170 Kane Concourse, Suite 200, Bay Harbor,
Florida 33154.

(c) The principal business of each of the Reporting Persons is purchasing, holding and selling securities for investment purposes. RBS is the general partner of Partners, SPE I and SPE Master I and the managing member of Investors. RBSIM is the general partner of Institutional. ESL is the general partner of RBS, the sole member of CRK LLC and the manager of RBSIM. Mr. Lampert is the Chairman, Chief Executive Officer and Director of ESL. Mr. Lampert is also Chairman of the Board of Directors of Sears Holdings Corporation (“Sears Holdings”). Each of the Reporting Persons may also serve as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes.

(d)-(e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D.

(f) Partners, Investors, SPE I, SPE Master I, RBS, Institutional, RBSIM, CRK LLC and ESL are organized under the laws of the State of Delaware. Mr. Lampert is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Effective as of 5:00 p.m. New York City time on September 7, 2012 (the “Record Date”), in connection with a rights offering (the “Rights Offering”) by Sears Holdings to its stockholders, Sears Holdings distributed to the Reporting Persons, at no charge, subscription rights to purchase an aggregate of 14,338,188 shares of Common Stock of the Issuer.

Item 4. Purpose of Transaction.

Sears Holdings is conducting the Rights Offering, whereby Sears Holdings distributed to each holder of record of its common stock as of the Record Date, at no charge, subscription rights to purchase up to an aggregate of 23,100,000 shares of Common Stock of the Issuer from Sears Holdings at a price of $15.00 per whole share. Sears Holdings distributed to each holder of its common stock as of the Record Date one subscription right for each full common share owned by that stockholder as of the Record Date, subject to certain exceptions. Each subscription right entitles its holder to purchase from Sears Holdings 0.218091 of a share of the Issuer’s Common Stock. Additionally, holders of subscription rights who exercise all of their basic subscription rights, after giving effect to any purchases or sales of subscription rights by them prior to such exercise, may also make a request to purchase additional shares of Common Stock of the Issuer, through exercise of an over-subscription privilege. Mr. Lampert, on behalf of himself and the other Reporting Persons (other than Investors), has advised Sears Holdings that he and the other Reporting Persons (other than Investors) intend to exercise their respective subscription rights and over-subscription privileges in full to acquire shares of Common Stock of the Issuer, subject to certain conditions, although the Reporting Persons have not entered into any agreement to do so. Investors no longer makes new investments of cash, such as the exercise of the subscription rights, without the consent of the investment member of Investors. If the investment member declines to provide such consent, certain other Reporting Persons may purchase the subscription rights from Investors or the subscription rights held by Investors may be distributed to the investment member.

The Reporting Persons plan to review their investment in the Issuer on a continuing basis. Depending upon each factor discussed below and each other factor (which may be unknown at this time) that is or may become relevant, the Reporting Persons plan to consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Mr. Lampert previously entered into a letter agreement with Partners (the “Lock-Up Agreement”) that restricts the purchases and sales by Mr. Lampert of certain securities of the Issuer. Pursuant to the Lock-Up Agreement, Mr. Lampert generally is required to sell securities of the Issuer and purchase additional securities of the Issuer on a pro rata basis with the sales and purchases of securities of the Issuer made by Partners, and generally must make such sales and purchases on substantially the same terms and conditions as Partners (subject to certain legal, tax, accounting or regulatory considerations). Mr. Lampert is also restricted from certain sales of securities of the Issuer or purchases of additional securities of the Issuer except in accordance with the Lock-Up Agreement. The foregoing summary of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that either of the Reporting Persons will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

Effective as of the Record Date, the Reporting Persons may be deemed to beneficially own the shares of the Common Stock of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	12,828,185	(1)(2)	55.5%	7,709,603	(1)	0	7,709,603	(1)	5,118,582	(2)
ESL Investors, L.L.C.	540,453	(3)	2.3%	540,453	(3)	0	540,453	(3)	0
SPE I Partners, LP	423,068	(4)	1.8%	423,068	(4)	0	423,068	(4)	0
SPE Master I, LP	544,089	(5)	2.4%	544,089	(5)	0	544,089	(5)	0
RBS Partners, L.P.	14,335,795	(6)(2)	62.1%	9,217,213	(6)	0	9,217,213	(6)	5,118,582	(2)
ESL Institutional Partners, L.P.	2,231	(7)	0.0%	2,231	(7)	0	2,231	(7)	0
RBS Investment Management, L.L.C.	2,231	(8)	0.0%	2,231	(8)	0	2,231	(8)	0
CRK Partners, L.L.C.	162	(9)	0.0%	162	(9)	0	162	(9)	0
ESL Investments, Inc.	14,338,188	(10)(2)	62.1%	9,219,606	(10)	0	9,219,606	(10)	5,118,582	(2)
Edward S. Lampert	14,338,188	(11)(2)	62.1%	14,338,188	(11)(2)	0	9,219,606	(11)	5,118,582	(2)

(1)	This number consists of 7,709,603 shares of Common Stock that Partners has the right to acquire within 60 days pursuant to subscription rights to purchase shares of Common Stock of the Issuer.
(2)	This number consists of 5,118,582 shares of Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to subscription rights to purchase shares of Common Stock of the Issuer. Partners has entered into the Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities held by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over such securities.
(3)	This number consists of 540,453 shares of Common Stock held in an account established by the investment member of Investors that Investors has the right to acquire within 60 days pursuant to subscription rights to purchase shares of Common Stock of the Issuer.
(4)	This number consists of 423,068 shares of Common Stock that SPE I has the right to acquire within 60 days pursuant to subscription rights to purchase shares of Common Stock of the Issuer.
(5)	This number consists of 544,089 shares of Common Stock that SPE Master I has the right to acquire within 60 days pursuant to subscription rights to purchase shares of Common Stock of the Issuer.
(6)	This number consists of 7,709,603 shares of Common Stock that Partners, 540,453 shares of Common Stock held in an account established by the investment member of Investors that Investors, 423,068 shares of Common Stock that SPE I and 544,089 shares of Common Stock that SPE Master I, each have the right to acquire within 60 days pursuant to subscription rights to purchase shares of Common Stock of the Issuer. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners, SPE I and SPE Master I. RBS is the managing member of, and may be deemed to indirectly beneficially own securities held by, Investors.

(7)	This number consists of 2,231 shares of Common Stock that Institutional has the right to acquire within 60 days pursuant to subscription rights to purchase shares of Common Stock of the Issuer.
(8)	This number consists of 2,231 shares of Common Stock that Institutional has the right to acquire within 60 days pursuant to subscription rights to purchase shares of Common Stock of the Issuer. RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Institutional.
(9)	This number consists of 162 shares of Common Stock that CRK LLC has the right to acquire within 60 days pursuant to subscription rights to purchase shares of Common Stock of the Issuer.
(10)	This number consists of 7,709,603 shares of Common Stock that Partners, 540,453 shares of Common Stock held in an account established by the investment member of Investors that Investors, 423,068 shares of Common Stock that SPE I, 544,089 shares of Common Stock that SPE Master I, 2,231 shares of Common Stock that Institutional and 162 shares of Common Stock that CRK LLC, each have the right to acquire within 60 days pursuant to subscription rights to purchase shares of Common Stock of the Issuer. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. ESL is the managing member of, and may be deemed to indirectly beneficially own securities owned by, RBSIM. ESL is the sole member of, and may be deemed to indirectly beneficially own securities owned by, CRK LLC.
(11)	This number consists of 7,709,603 shares of Common Stock that Partners, 540,453 shares of Common Stock held in an account established by the investment member of Investors that Investors, 423,068 shares of Common Stock that SPE I, 544,089 shares of Common Stock that SPE Master I, 2,231 shares of Common Stock that Institutional and 162 shares of Common Stock that CRK LLC, each have the right to acquire within 60 days pursuant to subscription rights to purchase shares of Common Stock of the Issuer. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.

(c) Other than as set forth on Annex B, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated herein by reference.

Except as otherwise described herein and in the Joint Filing Agreement attached hereto as Exhibit 99.1, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (filed herewith)

99.2	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2012	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTORS, L.L.C.

By: RBS Partners, L.P., as its manager

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE I PARTNERS, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE MASTER I, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By: RBS Investment Management, L.L.C., as its general partner

By: ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert

Name:	Edward S. Lampert
Title:	Chief Executive Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By: ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert

Name:	Edward S. Lampert
Title:	Chief Executive Officer

CRK PARTNERS, L.L.C.

By: ESL Investments, Inc., as its sole member

By:	/s/ Edward S. Lampert

Name:	Edward S. Lampert
Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert

Name:	Edward S. Lampert
Title:	Chief Executive Officer

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (filed herewith)

99.2	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (filed herewith)

ANNEX A

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. If no address is given, the director’s or executive officer’s principal business address is 1170 Kane Concourse, Suite 200, Bay Harbor, Florida 33154. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to ESL Investments, Inc.

Name and Business Address	Principal Occupation	Citizenship
Edward S. Lampert	Director, Chairman and Chief Executive Officer	United States

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

SEARS HOMETOWN AND OUTLET STORES, INC.

Entity	Date of Transaction	Description of Transaction	Shares Acquired		Price Per Share
ESL Partners, L.P.	09/07/2012	Distribution	7,709,603	(1)	$0
ESL Investors, L.L.C.	09/07/2012	Distribution	540,453	(1)	$0
SPE I Partners, LP	09/07/2012	Distribution	423,068	(1)	$0
SPE Master I, LP	09/07/2012	Distribution	544,089	(1)	$0
ESL Institutional Partners, L.P.	09/07/2012	Distribution	2,231	(1)	$0
CRK Partners, L.L.C.	09/07/2012	Distribution	162	(1)	$0
Edward S. Lampert	09/07/2012	Distribution	5,118,582	(1)	$0

(1)	Represents shares of Common Stock of the Issuer that may be acquired upon the exercise of subscription rights to purchase shares of Common Stock of the Issuer.